Paul
Hastings

(212) 318-6275
rachaelschwartz@paulhastings.com

May 22, 2013

Ms. Christina DiAngelo
Mr. Kieran Brown
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund (the “Trust”)

Registration Statement on Form N-14 (333-187932)

Dear Ms. DiAngelo and Mr. Brown:

This letter responds to your comments communicated to us by telephone on May 14, 2013, with respect to the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust which was filed with the Securities and Exchange Commission on April 15, 2013 (accession number 0001193125-13-155175), on behalf of the U.S. Treasury Portfolio, Money Market Portfolio and U.S. Government Portfolio, each a series of the Trust (the “Acquiring Funds”), with respect to the reorganizations of the HighMark 100% U.S. Treasury Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark Diversified Money Market Fund and HighMark U.S. Government Money Market Fund, each a series of HighMark Funds (the “Acquired Funds”), into the following series of the Trust:  U.S. Treasury Portfolio, U.S. Treasury Portfolio, Money Market Portfolio and U.S. Government Portfolio, respectively.

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment #1: You have asked that an accounting survivor analysis accompany the Trust’s response letter.

Response #1: The accounting survivor analysis for each reorganization is attached to this letter as Appendix A.

Comment #2:  You have asked the Registrant to clarify, where appropriate, that the reorganization of the HighMark 100% U.S. Treasury Money Market Fund and the HighMark Treasury Plus Money Market Fund are not contingent on one another.

Response #2:  The Registrant has added additional clarification where appropriate.

Comment #3:  You have requested that on page (ii) of the Shareholder Letter, in the first paragraph entitled “Lower contractual advisory fee rates and expense caps,” that the Registrant clarify whether the “overall expense caps” are contractual only or if they are both contractual and voluntary.

Response #3:   The Registrant has clarified the sentence to indicate that these are contractual expense caps.

Paul
Hastings

May 22, 2013

Comment #4:  In the Questions & Answers section, under the question entitled “How will the reorganizations affect me?,” you have requested that the Registrant explain why new share classes of the Acquiring Funds were created for the shareholders of the Acquired Funds to receive in the Reorganization, rather than using existing share classes of the Acquiring Funds.

Response #4:  The Registrant has added such disclosure.

Comment #5:  In the Questions & Answers section, under the question entitled “How will the reorganizations affect me?,” you have requested that the Registrant clarify the second paragraph.  Additionally, you have requested that the Registrant supplementally confirm that the increase in fees that Union Bank, N.A. and Union Banc Investment Services may receive after two years would not impact shareholders.

Response #5:  The second paragraph has been clarified.  Additionally, the Registrant supplementally confirms that the increase in fees paid to Union Bank, N.A. and Union Banc Investment Services would not impact shareholders.

Comment #6:  In the Questions & Answers section, under the question entitled “Why has the Board of Trustees of the HighMark Funds recommended that I vote in favor of approving the reorganizations?,” you have requested that in “2. Shareholders will not bear any direct expenses in connection with the reorganization,” the Registrant state what direct expenses are and whether shareholders will bear any indirect expenses in connection with the reorganization.

Response #6:  The Registrant has amended this disclosure.

Comment #7:  In the Questions & Answers section, under the question entitled “Does the Board of Trustees of HighMark Funds believe that each reorganization is in each Acquired Fund’s best interests?,” you have requested that the Registrant add disclosure regarding the voluntary waivers that the Acquired Funds’ investment adviser has in place to maintain a minimum yield for each of the Acquired Funds.

Response #7:  The Registrant has added such disclosure.

Comment #8:  You have requested that the Registrant add a question and answer to the Question & Answers section that discusses the significant differences between the Acquired Funds’ and the Acquiring Funds’ investment policies, strategies and risks.

Response #8:  The Questions & Answers section is not required by Form N-14 and is provided for shareholders’ convenience. The Questions & Answers section is not intended to provide the same level of detail and specificity as is contained in the Combined Prospectus/Proxy Statement. Accordingly, the Registrant respectfully declines to add the requested question and answer as such information is already discussed in the Combined Prospectus/Proxy Statement.

Comment #9:  In the Questions & Answers section, under the question entitled “What happens if a reorganization is not approved?,” you have requested that the Registrant add disclosure as to what alternatives the Board of Trustees of HighMark Funds may consider.

Response #9:  The Registrant has added such disclosure.

Paul
Hastings

May 22, 2013

Comment #10:  In the Questions & Answers section, under the question entitled “What happens if shareholders of one Acquired Fund approve their reorganization, while shareholders of another Acquired Fund do not?,” you have requested that the Registrant add specifically that the reorganizations of the HighMark 100% U.S. Treasury Money Market Fund and the HighMark Treasury Plus Money Market Fund are not contingent on one another.

Response #10:  The Registrant has added such disclosure.

Comment #11:  You have requested that the Registrant supplementally confirm that no repositioning will take place either prior to or after the Reorganization.

Response #11:  The Registrant so confirms.

Comment #12:  On the first page of the Combined Prospectus/Proxy Statement, you have asked that the Registrant disclose who is soliciting the votes of the shareholders.

Response #12:  The Registrant respectfully submits that in the last sentence in the first paragraph on page 1 of the Combined Prospectus/Proxy Statement, it is stated that the Board of Trustees of HighMark Funds is requesting that shareholders vote their shares. Furthermore, we note that the Board of Trustees of HighMark Funds has approved the proposed reorganizations.

Comment #13:  On page 3 of the Combined Prospectus/Proxy Statement, in the first paragraph, you have requested that the Registrant change "“investments in non-U.S. Treasury securities” to “investments in securities other than U.S. Treasury securities.” Additionally, you have requested that the Registrant add disclosure relating to the U.S. Treasury Portfolio’s ability to invest up to 20% of its net assets in securities other than U.S. Treasury securities.

Response #13:  The Registrant has made the requested changes.

Comment #14:  On page 3 of the Combined Prospectus/Proxy Statement, in the fourth paragraph, you have requested that the Registrant add language that the Combined Prospectus/Proxy Statement also includes information shareholders of each Acquired Fund should consider before investing in the corresponding Acquiring Fund.

Response #14:  The Registrant has made the requested changes.

Comment #15:  In the introductory paragraphs to the fee tables for the reorganizations of the HighMark 100% U.S. Treasury Money Market Fund and for the HighMark Treasury Plus Money Market Fund, you have requested that the Registrant add a cross-reference to the fee table showing the impact of both reorganizations taking place.

Response #15:  The Registrant has added such disclosure.

Comment #16  Please supplementally confirm that any expenses subject to recoupment in the Acquired Funds will not carryover to the Acquiring Funds.

Response #16:  The Registrant so confirms.

Paul
Hastings

May 22, 2013

Comment #17:  You have noted that for the HighMark Treasury Plus Money Market Fund Class S, the current prospectus has a footnote that “Other Expenses” are estimated.  You have asked the Registrant to supplementally state why “Other Expenses” was estimated and to add a footnote to the fee table on page 16 of the Combined Prospectus/Proxy Statement if appropriate.

Response #17:  For the fiscal year ended July 31, 2012, the HighMark Treasury Plus Money Market Fund Class S had 1 share outstanding through July 18, 2012.  From July 19, 2012 through July 31, 2012, the HighMark Treasury Plus Money Market Fund Class S had 100 shares outstanding.  Since the average assets were approximately $5 in Class S for the fiscal year ended July 31, 2012, investment activities were not generated in fiscal year 2012 for Class S and “Other Expenses” were therefore estimated in the prospectus dated December 1, 2012.

Comment #18:  You have requested that the Registrant confirm that whether only one of the HighMark 100% U.S. Treasury Money Market Fund or HighMark Treasury Plus Money Market Fund reorganizations occur or whether both occur, there is no difference in the pro forma fee table for the Acquiring Fund.

Response #18:   The Registrant so confirms.

Comment #19:  You have noted that in the fee example for the reorganization of the 100% U.S. Treasury Money Market Fund into the U.S. Treasury Portfolio, the Acquiring Fund example is showing the fee waiver in year one only.

Response #19:  The Registrant notes that the example has been revised to include the waiver for the first two years.

Comment #20:  In the fee example for the HighMark U.S. Government Money Market Portfolio, you have requested that the Registrant add a footnote for Class B for ten years to indicate that the shares would have converted to Class A.

Response #20:  The Registrant has added the requested footnote.

Comment #21:  In the section of the Combined Prospectus/Proxy Statement entitled “Comparison of Investment Objectives and Strategies,” you have requested that the Registrant move the additional information about the investment strategies for each Acquiring Fund and Acquired Fund to a separate section.

Response #21:  The Registrant has made the requested change.

Comment #22:  In the section of the Combined Prospectus/Proxy Statement entitled “Summary of Principal Risks,” you have requested that the Registrant more prominently disclose that the Acquired Funds and Acquiring Funds have similar risks.

Response #22:  The Registrant has made the requested change.

Comment #23:  On page 71 of the Combined Prospectus/Proxy Statement, you have noted that the capital loss carryover information should be shown as a dollar amount and not a percentage.

Paul
Hastings

May 22, 2013

Response #23:  The Registrant has amended the disclosure to show dollar amounts.

Comment #24:  You have asked the Registrant to confirm that it does not believe there will need to be any valuation adjustments made at the closing of the Reorganization.

Response #24: The Registrant confirms that at this time, it does not believe that there will be any valuation adjustments made at the closing of the Reorganization.

Comment #25:  For each Capitalization Table, you have requested that the footnote indicating the aggregate net assets of all classes of each Acquiring Fund be as of September 30, 2012.

Response #25:  The Registrant has made the requested change.

Comment #26: In the “Investment Adviser” section of the Combined Prospectus/Proxy Statement, in the first paragraph, you have requested that the Registrant add disclosure regarding how long HCM has been an investment adviser.

Response #26:  The Registrant has added the requested disclosure.

Comment #27:  On page B-3 of the Statement of Additional Information (“SAI”), you have noted that the Registrant may only incorporate by reference supplements to the Statement of Additional Information for the Acquired Funds and Acquiring Funds up to the date of this SAI.

Response #27:  The Registrant acknowledges the comment.

Comment #28:  You have requested that at the bottom of each page of each schedule in the Pro Forma Financial Information section, the Registrant include the statement: “See Notes to Pro Forma Combined Financial Statements.”

Response #28:  The Registrant has made the requested addition.

Comment #29: In the Pro Forma Combined Statements of Operations for the HighMark 100% U.S. Treasury Money Market Fund and U.S. Treasury Portfolio, in the line item entitled “Shareholder servicing and related shareholder expenses,” you have noted that the pro forma adjustments column shows an increase but footnote (d) discusses reasons for the decrease.

Response #29:  Shareholder servicing and related shareholder expenses are comprised of class specific transfer agency fees, other out of pocket transfer agency expenses, printing and postage costs.  Due to the efficiencies gained from the reorganization, expenses such as printing and postage will be lower for the pro forma combined fund.  However, the gross transfer agency fees (which are completely waived on a voluntary basis by the transfer agent) paid by the Acquiring Fund are higher than the transfer agency fees paid by the Acquired Fund.  Therefore, while certain expenses in this line item are decreasing, the increase in transfer agency fees outweighs the other savings.  The Registrant has added a note to the line item entitled “shareholder servicing and related shareholder expenses” to break out the transfer agency fees of the pro forma combined fund at the class level.

Paul
Hastings

May 22, 2013

Comment #30:  You have noted that in the Pro Forma Combined Statements of Operations for each Reorganization, there is a line item entitled “Shareholder servicing and related shareholder expenses” which shows a pro forma adjustment increase.  You further noted that there are additional line items showing changes in the shareholder servicing fees and distribution fees for each class.  You have asked the Registrant to supplementally confirm whether it believes that these schedules adequately show to investors the changes occurring on a class level due to the Reorganization.

Response #30:  Please see response to Comment #29 above.  Additionally,  the Registrant confirms that it believes these schedules adequately provide investors with information relating to the changes occurring on a class level due to the Reorganizations.

Comment #31:  In the Pro Forma Financial Information, you have requested that the Registrant include a footnote stating that the information contained therein includes the use of estimates and actual results may differ.

Response #31:  The requested addition has been made.

Comment #32:  You have requested that the Registrant add to the Notes to Pro Forma Combined Financial Statements information relating to who will pay the costs of the Reorganization and an estimate of those costs.  Additionally, you have requested that the Registrant add an estimate of repositioning costs relating to the Reorganizations, if applicable.

Response #32: The Registrant has added the requested disclosure relating to who is paying the costs of the Reorganizations.  As no repositioning will occur, no disclosure with respect to repositioning costs has been added.

Comment #33:  In the Questions & Answers section, under the question entitled “Who will pay for the reorganization?,” you have asked for the Registrant to supplementally confirm that HCM and RTAM will pay the expenses incurred even if the reorganizations do not occur.

Response #33:  The Registrant so confirms.

Comment #34:  You have requested that the Registrant include a footnote to the Pro Forma Combined Statements of Investments for each Reorganization stating that all securities of the Acquired Fund would comply with the investment restrictions and compliance guidelines of the Acquiring Fund.

Response #34:  The Registrant has added the requested footnote.

*******

Paul
Hastings

May 22, 2013

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above.  Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

RLS

Paul
Hastings

May 22, 2013

APPENDIX A

Daily Income Fund
Surviving Fund Analysis

Reorganization of the HighMark 100% U.S. Treasury Money Market Fund into the U.S. Treasury Portfolio

Highmark Capital Management, Inc. (“HCM”), HighMark 100% U.S. Treasury Money Market Fund, a series of HighMark Funds (“Acquired Fund”), Reich & Tang Asset Management, LLC (“RTAM”) and U.S. Treasury Portfolio, a series of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.1  The Acquired Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since 1995.  HCM has been the investment adviser of the Acquired Fund since 1998.  Because the Acquiring Fund’s investment adviser will manage the Combined Fund, HCM and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
Following the Reorganization, the advisory fee rate of the Combined Fund will be lower than that of the Acquired Fund and the same as that of the Acquiring Fund.  The expense structure of the Acquiring Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Investment Objective, Policies and Restrictions
Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Combined Fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the Combined Fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, HCM and RTAM believe that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the Combined Fund will be over time.

Asset Size
As of April 30, 2013, the Acquiring Fund had approximately $1.2 billion in assets and the Acquired Fund had approximately $505.8 million in assets.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and the Obligations (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the

___________________________
1 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

Paul
Hastings

May 22, 2013

Acquiring Fund.  The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the Combined Fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, HCM, RTAM and the Funds believe that the Combined Fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

Reorganization of the HighMark Treasury Plus Money Market Fund into the U.S. Treasury Portfolio

Highmark Capital Management, Inc. (“HCM”), HighMark Treasury Plus Money Market Fund, a series of HighMark Funds (“Acquired Fund”), Reich & Tang Asset Management, LLC (“RTAM”) and U.S. Treasury Portfolio, a series of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.2  The Acquired Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since 1995.  HCM has been the investment adviser of the Acquired Fund since 2008.  Because the Acquiring Fund’s investment adviser will manage the Combined Fund, HCM and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
Following the Reorganization, the advisory fee rate of the Combined Fund will be lower than that of the Acquired Fund and the same as that of the Acquiring Fund.  The expense structure of the Acquiring Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Investment Objective, Policies and Restrictions
Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Combined Fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the Combined Fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, HCM and RTAM believe that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the Combined Fund will be over time.

Asset Size
As of April 30, 2013, the Acquiring Fund had approximately $1.2 billion in assets and the Acquired Fund had approximately $102.2 million in assets.

______________________________________
2 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

Paul
Hastings

May 22, 2013

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and the Obligations (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the Acquiring Fund.  The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the Combined Fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, HCM, RTAM and the Funds believe that the Combined Fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

Reorganization of the HighMark 100% U.S. Treasury Money Market Fund and HighMark Treasury Plus Money Market Fund into the U.S. Treasury Portfolio

Highmark Capital Management, Inc. (“HCM”), HighMark 100% U.S. Treasury Money Market Fund and HighMark Treasury Plus Money Market Fund, each a series of HighMark Funds (“Acquired Funds”), Reich & Tang Asset Management, LLC (“RTAM”) and U.S. Treasury Portfolio, a series of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.3  The Acquired Funds and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since 1995.  HCM has been the investment adviser of the 100% U.S. Treasury Money Market Fund since 1998 and has been the investment adviser of the Treasury Plus Money Market Fund since 2008.  Because the Acquiring Fund’s investment adviser will manage the Combined Fund, HCM and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
Following the Reorganization, the advisory fee rate of the Combined Fund will be lower than that of the Acquired Funds and the same as that of the Acquiring Fund.  The expense structure of the Acquiring Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Investment Objective, Policies and Restrictions
Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Combined Fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the Combined Fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, HCM and RTAM believe that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the Combined Fund will be over time.

___________________________
3 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

Paul
Hastings

May 22, 2013

Asset Size
As of April 30, 2013, the Acquiring Fund had approximately $1.2 billion in assets and the Acquired Funds had approximately $505.8 million and $102.2 million, respectfully, in assets.

In terms of the structure of the transaction, the Acquired Funds will contribute all of their assets and the Obligations (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the Acquiring Fund.  The Acquired Funds will liquidate following the distribution of the Acquiring Fund shares to their shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the Combined Fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, HCM, RTAM and the Funds believe that the Combined Fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

Reorganization of the HighMark Diversified Money Market Fund into the Money Market Portfolio

Highmark Capital Management, Inc. (“HCM”), HighMark Diversified Money Market Fund, a series of HighMark Funds (“Acquired Fund”), Reich & Tang Asset Management, LLC (“RTAM”) and Money Market Portfolio, a series of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.4  The Acquired Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since 1994.  HCM has been the investment adviser of the Acquired Fund since 1998.  Because the Acquiring Fund’s investment adviser will manage the Combined Fund, HCM and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
Following the Reorganization, the advisory fee rate of the Combined Fund will be lower than that of the Acquired Fund and the same as that of the Acquiring Fund.  The expense structure of the Acquiring Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Investment Objective, Policies and Restrictions
Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Combined Fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the Combined Fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, HCM and RTAM believe that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the Combined Fund will be over time.

_______________________________________
4 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

Paul
Hastings

May 22, 2013

Asset Size
As of April 30, 2013, the Acquiring Fund has approximately $3.9 billion in assets and the Acquired Fund had approximately $2.4 billion in assets.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and the Obligations (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the Acquiring Fund.  The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the Combined Fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, HCM, RTAM and the Funds believe that the Combined Fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

Reorganization of the HighMark U.S. Government Money Market Fund into the U.S. Government Portfolio

Highmark Capital Management, Inc. (“HCM”), HighMark U.S. Government Money Market Fund, a series of HighMark Funds (“Acquired Fund”), Reich & Tang Asset Management, LLC (“RTAM”) and U.S. Government Portfolio, a series of the Daily Income Fund (“Acquiring Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.5  The Acquired Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers
RTAM has been the investment adviser of the Acquiring Fund since 2006.  HCM has been the investment adviser of the Acquired Fund since 1998.  Because the Acquiring Fund’s investment adviser will manage the Combined Fund, HCM and RTAM believe that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios
Following the Reorganization, the advisory fee rate of the Combined Fund will be lower than that of the Acquired Fund and the same as that of the Acquiring Fund.  The expense structure of the Acquiring Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Investment Objective, Policies and Restrictions
Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the Combined Fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition
Because the Combined Fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the investment adviser, HCM and RTAM believe that the

___________________________
5 See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes.

Paul
Hastings

May 22, 2013

Acquiring Fund’s current portfolio is more representative of what the portfolio of the Combined Fund will be over time.

Asset Size
As of April 30, 2013, the Acquiring Fund had approximately $1.5 billion in assets and the Acquired Fund had approximately $673.9 million in assets.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and the Obligations (as defined in the Plan of Reorganization) to the Acquiring Fund in exchange for shares of the Acquiring Fund.  The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, a majority of the NAST factors indicate that the Combined Fund will more closely resemble the Acquiring Fund.  In light of the supportive NAST factors, HCM, RTAM and the Funds believe that the Combined Fund will more closely resemble the Acquiring Fund and the Acquiring Fund is therefore the appropriate survivor of the reorganization.